TRI-S SECURITY CORPORATION
3700 Mansell Road
Suite 220
Alpharetta, Georgia 30022

February 4, 2005

Via Edgar and Facsimile
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Reginald A. Norris, Esq.

  Re:
  Tri-S Security Corporation's Registration Statement on Form S-1 (File No. 333-119737), as amended

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tri-S Security Corporation (the "Company") hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement (the "Registration Statement") so that it will become effective at 12:00 p.m. on Tuesday, February 8, 2005, or as soon thereafter as practicable.

        The Company hereby acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours very truly,
Tri-S Security Corporation
By:	/s/ Ronald G. Farrell Ronald G. Farrell Chief Executive Officer